Exhibit 99.1

Hollysys’ Response to Ace Lead Profits Limited Misleading Press Release

Beijing, China – March 16, 2021 –Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”) refers to a press release issued on March 14, 2021 (the “Press Release”) concerning a purported “preliminary victory” by Shao Baiqing (“Mr. Shao”) and Ace Lead Profits Limited (“Ace Lead”) against the Company before the Commercial Division of the Eastern Caribbean Supreme Court, Territory of the British Virgin Islands (the “Court”).

The Company notes that the Press Release contains multiple misleading statements in relation to the Court process, which the Company feels compelled to clarify.

The Press Release states that the Company “was forced to concede that it should be restrained” from relying on certain amendments to the Memorandum and Articles of Association (the “M&A”) made on January 7, 2021 (the “Amendments”), and that the Amendments were “unlawful” and were made for “improper purpose[s]”. The Press Release also describes the order of the Court as a “major step towards final vindication for the Claimants and all other shareholders of the Company”.

These statements are highly misleading. The fact is that the Court has yet to adjudicate on the validity of the claim brought by Mr. Shao and Ace Lead and the legality of the Amendments. Until the final disposition of the lawsuit, the Company has voluntarily undertaken, among other things, that it will not take or fail to take any action pursuant to any of the Amendments. Mr. Shao and Ace Lead have also undertaken, among other things, not to whether by themselves, their agents, associates or affiliates or otherwise howsoever, give notice to requisition a meeting of the members of the Company for the purpose of making any amendments to the M&A of the Company. These mutual undertakings have been given by the Company, Mr. Shao and Ace Lead in order to preserve the status quo pending the Court’s adjudication on the substance of the dispute, and the Company’s undertakings are conditional and strictly without prejudice to its position as to the legality and propriety of the Amendments. As such, the terms of the Order described in the Press Release, which has since been issued by the Court on March 10, 2021, represents an agreement between the parties pending the Court’s final determination of the matter, and not a “vindication” of the Mr. Shao and Ace Lead’s position by the Court.

The Company has also requested that the trial of the lawsuit should take place on an expedited basis in July 2021 such that this matter can be resolved quickly and in the interest of the Company and its shareholders. Pending the Court’s full and final resolution of this matter, the Company wishes to refrain from commenting on Mr. Shao and Ace Lead’s characterization of the Amendments.

The Company shall make further announcements as and when it receives further material information which should be disclosed in the interest of the investors and shareholders of the Company. The Board is committed to acting in the best interests of the Company and all its shareholders.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. Hollysys had cumulatively carried out more than 30,000 projects for approximately 17,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

SAFE HARBOUR

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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Contact information:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com